Personal Strategy Balanced Personal Strategy Growth Personal Strategy Income

1) The following revision has been made to the funds’ investment strategy:

Domestic stocks are drawn from the overall U.S. market. International stocks are selected primarily from large companies in developed markets but may also include investments in developing markets.

2) The following disclosure has been added to the funds’ prospectus:

Investments in Other T. Rowe Price Funds

The fund may invest in certain asset classes, for example high-yield, international, or emerging market bonds, by purchasing shares of other T. Rowe Price mutual funds that concentrate their investments in these areas. Such an investment could allow the fund to obtain the benefits of a more diversified portfolio than might otherwise be available by direct investment in the asset class. Any such investments will subject the fund to the risks of the particular asset class. T. Rowe Price will reduce the management fees due from the fund to ensure that the fund does not incur duplicate management fees as a result of any such investment.

3) The Personal Strategy Balanced Fund’s operating policy on swaps has been revised as follows:

A swap agreement with any single counterparty will not be entered into if the net amount owed or to be received under existing contracts with that party would exceed 5% of total assets (fixed-income assets for the Balanced Fund) or if the net amount owed or to be received by the fund under all outstanding swap agreements will exceed 10% of total assets (fixed-income assets for the Balanced Fund).

4) The following disclosure has been removed from the prospectus:

Interest Rate Transactions

The funds may enter into various interest rate transactions (a type of potentially high-risk derivative investment), such as interest rate swaps and the purchase or sale of interest rate caps, collars, and floors, to preserve a return or spread on a particular investment or portion of its portfolio, to create synthetic securities, or to structure transactions designed for other purposes.

Operating policy Each fund will not invest more than 10% of its total assets in interest rate transactions.